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Matthew Leidlein
Alternative Investments | Digital Assets | Trading

Chicago, Illinois

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Big High Wall Capital

University of Michigan

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500+ connections

I'm President and co-founder of Big High Wall Capital (now a division of RCM Alternatives), a full-service cryptocurrency investment, brokerage, and trading desk headquartered in Chicago. I have a comprehensive trading and investing background -- I've led teams in the pits of the CBOE, Eu...

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Activity
980 followers

 Adrian Cortez Good example of why we have Broker Dealer rules
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2 Likes

 This is exactly the reason IPO companies -- all the way from the...
Matthew commented
2 Likes

 You're right, it's NOT glamorous! And it's not a white knight solution for...
Matthew commented
10 Likes

 Great post, the last chart is prescient.
Matthew commented

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Experience

President, Co-Founder
Big High Wall Capital
2017 – Present · 2 yrs
Chicago, IL

Registered Representative
RCM Alternatives
2018 – Present · 1 yr
Chicago, IL

Principal
FinTank
2018 – Present · 1 yr
Chicago, IL

 

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Archelon Group
1999 – 2015 · 16 yrs
Chicago, IL and Zug, Switzerland

Head of CBOT Grain Options
Traditum Group
2011 – 2012 · 1 yr
Chicago, IL

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Education

University of Michigan
Bachelor of Arts (B.A.), Economics and Political Science
Activities and Societies: Intercollegiate Debate Team

East Grand Rapids HS

Licenses & Certifications

FINRA Series 66
FINRA (Financial Industry Regulatory Authority)
Issued Jan 2018 · No Expiration Date

CFA Level II Candidate
CFA Institute

Eurex Trader
Eurex

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Volunteer Experience

Parent Volunteer
Lasalle Language Academy
2015 – Present · 4 yrs



 

